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Exhibit (e)(3)

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

        THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT ("Agreement"), dated as of March 1, 2002 (the "Effective Date"), made and entered into by and between Interstate Hotels Corporation, a Maryland corporation (the "Company"), and Henry L. Ciaffone (the "Executive") hereby amends and restates the employment agreement between the Company and the Executive dated as of December 1, 1998 (the "Old Agreement").

RECITALS

        A.    The Executive is currently serving as an Executive Vice President of the Company pursuant to the Old Agreement;

        B.    The Company and the Executive desire to amend and restate the Old Agreement and to continue the employment relationship with the Executive as Senior Executive Vice President, International Development and Operations on the terms and conditions herein provided.

        NOW, THEREFORE, the parties agree as follows:

        1.    Definitions. In addition to terms defined elsewhere herein, the following terms have the following meanings when used in this Agreement with initial capital letters:

          (a)    "Base Pay" means the salary provided for in Section 4(a), as such amount may be adjusted hereunder.

          (b)    "Board" means the Board of Directors of the Company or an authorized committee thereof.

          (c)    "Cause" means that the Executive shall have committed:

            (i)    an intentional act of fraud, embezzlement or theft in connection with his duties or in the course of his employment with the Company or any Subsidiary;

            (ii)    intentional wrongful damage to property of the Company or any Subsidiary;

            (iii)    intentional Unauthorized Disclosure, Use or Solicitation; or

            (iv)    intentional wrongful engagement in any Competitive Activity;

and any such act shall have been materially harmful to the Company. For purposes of this Agreement, no act or failure to act on the part of the Executive will be deemed "intentional" if it was due primarily to an error in judgment or negligence, but will be deemed "intentional" only if done or omitted to be done by the Executive not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. Notwithstanding the foregoing, the Executive will not be deemed to have been terminated for "Cause" hereunder unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than three quarters of the full Board of Directors then in office at a meeting of the Board of Directors called and held for such purpose, after reasonable notice to the Executive and an opportunity for the Executive, together with his counsel (if the Executive chooses to have counsel present at such meeting), to be heard before the Board, finding that, in the good faith opinion of the Board, the Executive had committed an act constituting "Cause" as herein defined and specifying the particulars thereof in detail, provided, however, that nothing herein will limit the right of the Executive or his beneficiaries to contest the validity or propriety of any such determination and such determination, albeit a condition to any termination for "Cause" as aforesaid, will not create any presumption that "Cause" in fact exists.

          (d)    "Competitive Activity" means any act by the Executive that is prohibited under Section 6(a).

          (e)    "Disability" means the Executive's inability, as a result of mental or physical illness, injury or disease, substantially to perform his material duties and responsibilities under this Agreement for a period of 180 consecutive calendar days within any 12-month period.

          (f)    "Employee Benefits" means the perquisites, benefits and service credit for benefits as provided under any and all employee welfare benefit policies, plans, programs or arrangements in which Executive is entitled to participate, including without limitation any group or other life, health, medical/hospital or other insurance (whether funded by actual insurance or self-insured by the Company), disability, salary continuation, expense reimbursement and other employee benefit policies, plans, programs or arrangements that may now exist or any equivalent successor policies, plans, programs or arrangements that may be adopted hereafter by the Company.

          (g)    "Subsidiary" means an entity in which the Company directly or indirectly beneficially owns 50% or more of the outstanding Voting Stock or, if a partnership, limited liability company or similar entity, at least 50% of the equity capital interests thereof.

          (h)    "Term of Employment" means the period specified in Section 2.

          (i)    "Unauthorized Disclosure, Use or Solicitation" means any violation or breach by the Executive of any provision of Section 7.

        2.    Term of Employment. The Company hereby employs the Executive and the Executive hereby accepts such employment, effective as of the Effective Date and ending at the close of business on the third anniversary of the Effective Date; provided, however, that commencing on the second anniversary of the Effective Date and each anniversary of the Effective Date thereafter the Term of Employment will automatically be extended for successive one-year periods unless either party gives written notice to the other, not less than 90 calendar days prior to the otherwise scheduled expiration of the Term of Employment, that it or he does not want the Term of Employment so to extend. The Executive will devote substantially all of his business time to the business and affairs of the Company and its Subsidiaries (excluding reasonable amounts of time devoted to charitable purposes, passive investments and directorships and periods in which he is physically or mentally ill, injured or otherwise disabled).

        3.    Duties, Responsibilities and Office Location. During the Term of Employment, the Executive will have and perform the duties and responsibilities set forth in Exhibit A, provided, however, that the Board may from time to time change those duties and responsibilities (in which event the parties may, but will not be required to, substitute a new Exhibit A) and no such change will give rise to any liability on the part of the Company so long as such change does not result in a change in the primary reporting relationship set forth on Exhibit A. The Company will re-locate the Executive and his spouse to Moscow, Russia for purposes of carrying out the Executive's duties and responsibilities under this Agreement; including returning certain personal belongings to the United States at the time of the relocation to Moscow, Russia. Such relocation expenses shall be paid by the Company in accordance with its current practices and policies. The Executive shall work out of office space provided by Mospromstroi (as defined in Section 6(b)) in Moscow, Russia and he shall spend the majority of his time in Moscow, Russia.

        4.    Compensation and Benefits. (a) Base Pay. During the Term of Employment, the Executive will receive Base Pay of $275,000 per year and will be subject to review by the Board for increase (but not decrease) upon March 1 of each fiscal year during the Term of Employment. Such Base Pay will be payable by the Company in accordance with its regular compensation practices and policies applicable to senior executives of the Company.

          (b)    Annual Performance Bonus. For each fiscal year of the Company during the Term of Employment, the Executive will be eligible for an annual performance bonus under the Company's Management Bonus Plan ("Bonus Plan"), that can vary from a minimum of 50% to a maximum of 150% of the Executive's base salary. The Bonus will be subject to the rules issued each year by the

  Board. The Executive must be employed by the Company at the time the Bonus is scheduled to be paid to be eligible to receive the Bonus.

          (c)    Employee Benefits. During the Term of Employment, the Executive will be entitled to (i) participate in all employee benefit plans, programs, policies and arrangements sponsored, maintained or contributed to by the Company, subject to and in accordance with the terms and conditions of such plans, programs, policies and arrangements as they relate to similarly situated senior executives of the Company, (ii) participate in all equity and long-term incentive plans sponsored or maintained by the Company at a level commensurate with his position, subject to and in accordance with the terms and conditions of such plans as they relate to senior executives of the Company, and (iii) receive all other benefits and perquisites provided or made available by the Company to its senior executives, subject to and in accordance with the terms and conditions of such benefits and perquisites as they relate to senior executives of the Company.

          (d)    Expenses. During the Term of Employment, the Executive will be entitled to reimbursement of all documented reasonable travel and entertainment expenses incurred by him on behalf of the Company in the course of the performance of his duties hereunder, subject to and in accordance with the terms and conditions of the Company's expense reimbursement policies as they relate to senior executives of the Company.

          (e)    Vacation. During the Term of Employment, the Executive will be entitled to not less than four weeks of vacation, in addition to paid public holidays as observed by the Company from year to year, subject to and in accordance with the terms and conditions of the Company's regular compensation practices and policies as they relate to senior executives of the Company. In addition, you will receive during your international assignment an additional four (4) weeks paid time off for home leave. These four (4) weeks will consist of one (1) trip per year, four (4) weeks long to your home in the United States. This trip is considered paid time.

          (f)    Cost of Living Adjustments. The Company shall pay to the Executive a cost of living adjustment in the amount of $75,000 per fiscal year; provided that such payment shall be pro-rated for any partial fiscal year of employment.

          (g)    Travel Reimbursement. Each fiscal year during the Term of this Agreement, the Company shall reimburse to the Executive the cost of three (3) round trip business class airline tickets between Moscow, Russia and the United States for the Executive's spouse and one (1) round trip business class airline ticket between Moscow, Russia and the United States for the Executive in connection with the Home Leave trip described in Section 4(e).

          (h)    Relocation Upon Termination. Except in the event of the voluntary termination of this Agreement by the Executive, the Company shall reimburse the Executive for all relocation expenses incurred by Executive in connection with relocating his residence to the United States upon the termination of this Agreement.

          (i)    Tax Equalization Program. As part of your compensation and benefits while in Russia, the Company will provide a tax equalization program. The purpose of the tax equalization program is to ensure that you do not incur any additional U.S. Federal income tax or state income tax that you would not have incurred had you been employed in the United States and were not receiving overseas benefits such as housing, schooling allowance, cost of living allowance, etc. The Company will reimburse you for all required Russian income taxes.

        The accounting firm of PriceWaterhouseCoopers or any independent, certified public accounting firm so designated by the Company will compute the tax equalization payment. The tax equalization payment will cover the year in which you start your foreign assignment and will conclude when all tax costs related to the overseas assignment have concluded.

        As part of the tax equalization program you will be provided with tax preparation services. These services will be provided for you beginning calendar year 2002 and ending the full calendar year one year after the end of your overseas assignment.

        You should contact Mauro Macioce at Interstate (412-937-3313) for further direction on this matter.

        Should your employment be terminated without cause before the end of a tax year, you will receive tax equalization for the pro-rata time you were located and employed by the Company in Moscow, Russia.

          (j)    Foreign Service Premium. The Company shall pay to the Executive a foreign services premium in the amount of $75,000 per fiscal year; provided that such payment shall be pro-rated for any partial fiscal year of employment.

          (k)    Housing Allowance. During the Term of Employment, the Company will reimburse the Executive for up to $108,000 in housing expenses in Moscow, Russia; provided that such payment will be pro-rated for any partial fiscal year of employment.

          (l)    Employee Loan. On the Effective Date, the Company shall loan to the Executive the amount of $500,000 (the "Executive Loan"), the repayment of one-fifth (1/5) of which shall be forgiven by the Company on each of the first through the fifth anniversaries of the Effective Date, so long as the Executive's employment is (i) not terminated by the Company for Cause, (ii) voluntarily terminated by the Executive during the Term of Employment or (iii) the Executive does not breach any of his obligations under Sections 6 or 7 of this Employment Agreement. In the event that (i) Executive's employment is terminated by the Company for cause or voluntarily terminated by the Executive during the Term of Employment or (ii) the Executive breaches any of his obligations under Sections 6 or 7 of this Employment Agreement, any amounts that remain outstanding under the Loan described in this Section 4(l) shall become immediately due and payable by Executive.

          (m)    Indemnification. As part of duties under this Agreement, the Executive currently serves as the Director General of several entities affiliated with or owned by Mospromstroi (as defined in Section 6(b)). The Company shall indemnify, defend and hold harmless the Executive from and against any and all liabilities, actions, damages, costs and expenses (including attorneys' fees) arising out of, or relating to, the Executive holding such position(s) to the maximum extent permitted by law. Such obligation shall, among other things, require the Company to take all feasible steps at the request of the Executive to enable the Executive to return to the United States promptly in the event that the Executive is detained in Russia against his will. In addition, the Company shall use its best efforts to explore additional means to afford to the Executive the maximum protections available in connection with holding such positions.

        5.    Termination of Employment. (a) Termination by Notice. Subject to the provisions of Section 2 and this Section 5, the Executive's employment hereunder will be for the Term of Employment specified in Section 2.

          (b)    Voluntary Termination or Termination for Cause. The Company may, with or without notice, terminate the Executive's employment hereunder for Cause. If the Executive's employment is terminated by the Company effective during the Term of Employment for Cause, or is terminated by the Executive, the Executive will not be entitled to any compensation or benefits provided herein, and nothing herein will limit the Company's rights against the Executive or the rights and obligations of the parties under Sections 6 and 7.

          (c)    Termination For Any Reason Other Than Cause or Disability. If the Executive's employment is terminated by the Company during the Term of Employment for any reason other than Cause or Disability or if the Term of Employment expires by its own terms:

            (i)    The Executive will be entitled to receive the greater of (A) the sum of his Base Pay and annual performance bonus for one (1) year immediately preceding the effective date of his termination of employment and (B) his Base Pay (at the rate in effect on the effective date of his termination of employment) and annual performance bonus for the remainder of the Term of Employment, in either case payable in accordance with the Company's regular compensation practices and policies applicable to senior executives; and

            (ii)    For eighteen (18) months following the effective date of the Executive's termination of employment (or the expiration of the Term of Employment by its own terms) or, if longer, the remainder of the Term of Employment (the "Continuation Period"), the Company will arrange to provide the Executive and his eligible dependents with Employee Benefits (excluding retirement, deferred compensation and stock option, stock purchase, stock appreciation or similar compensatory benefits) that are substantially similar to those that the Executive and such dependents were receiving or entitled to receive immediately prior to the effective date of the Executive's termination of employment, except that the level of any such Employee Benefits to be provided to the Executive and such dependents may be reduced in the event of a corresponding reduction generally applicable to all senior executives. If and to the extent that any benefit described in this Section 5(c)(ii) is not or cannot be paid or provided under any policy, plan, program or arrangement of the Company or any Subsidiary, as the case may be, then the Company will itself pay or provide for the payment of such Employee Benefits to the Executive, his dependents and his beneficiaries. Employee Benefits otherwise receivable by the Executive pursuant to this Section 5(c)(ii) will be reduced to the extent comparable welfare benefits are actually received by the Executive from another employer during the Continuation Period following the effective date of the Executive's termination of employment, and any such benefits actually received by the Executive must be reported by the Executive to the Company.

            (iii)    All amounts outstanding under the Executive Loan shall be deemed forgiven.

          (d)    Death or Disability. If the Executive's employment is terminated effective during the Term of Employment as a result of his death or by the Company as a result of his Disability, the Executive (or, in the event of his death, his designated beneficiary) will be entitled to receive his Base Pay (at the rate in effect on the effective date of his termination of employment) for a period of 12 months following such effective date, payable in accordance with the Company's regular compensation practices and policies applicable to senior executives but less any amounts paid to the Executive under any long-term disability plan, program, policy or arrangement of the Company or any Subsidiary.

          (e)    Compensation and Benefits on Termination. Except as otherwise provided in Section 5(c) or (d):

            (i)    All compensation and benefits payable to the Executive pursuant to Section 4 (other than compensation and benefits previously earned and, if applicable, vested under the terms of this Agreement or any other applicable employee benefit plan, program, policy, arrangement or agreement) will terminate as of the effective date of the Executive's termination of employment; and

            (ii)    The Executive will not be entitled to, and hereby waives, any claims for compensation or benefits (other than compensation and benefits previously earned and, if applicable, vested under the terms of this Agreement or any other applicable employee benefit plan, program, policy, arrangement or agreement) payable after such effective date and for damages arising in connection with his termination of employment pursuant to this Agreement.

          (f)    No Mitigation Obligation. The Company hereby acknowledges that it will be difficult and may be impossible for the Executive to find reasonably comparable employment following the Termination Date and that the non-competition covenant contained in Section 6 will further limit the employment opportunities for the Executive. Accordingly, the payment of the compensation by the Company to the Executive in accordance with the terms of this Agreement is hereby acknowledged by the Company to be reasonable, and the Executive will not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor will any profits, income, earnings or other benefits from any source whatsoever create any mitigation, offset, reduction or any other obligation on the part of the Executive hereunder or otherwise, except as expressly provided in the last sentence of Section 5(c)(ii).

        6.    Competitive Activity. (a) During the Term of Employment and the period ending eighteen (18) months following the effective date of the Executive's termination of employment or expiration of this Agreement, the Executive will not:

            (i)    enter into or engage in any business which competes or interferes with, or disturbs, the Company's business; or

            (ii)    solicit customers, business patronage or orders for, or sell, any product or products, or service or services, in competition with, or for any business, wherever located, that competes or interferes with, or disturbs, the Company's business; or

            (iii)    divert, entice or otherwise take away any customers, business or patronage or orders of the Company, or attempt to do so; or

            (iv)    promote or assist, financially or otherwise, any firm, person, association, partnership, corporation or other entity engaged in any business which competes with the Company's business.

          (b)    The Executive hereby expressly acknowledges and agrees that the Company and the Executive intend for this Section 6 to apply to their dealings with Mospromstroi, Inc. or any affiliated companies or persons affiliated therewith ("Mospromstroi") and any successors or assigns of Mospromstroi or any other owner or lessee of the Moscow Marriott Grand, the Moscow Marriott Tverskaya, the Moscow Marriott Royal or any other customer to which the Company has assigned the Executive for which the Company has caused or permitted the Executive to have any direct or indirect relationship or responsibility.

        7.    Unauthorized Disclosure, Use or Solicitation. (a) Executive will keep in strict confidence, and will not, directly or indirectly, at any time during or after his employment with the Company, disclose, furnish, disseminate, make available or, except in the course of performing his duties of employment hereunder, use any trade secrets or confidential business and technical information of the Company or its customers, vendors or property owners or managers, without limitation as to when or how Executive may have acquired such information. Such confidential information will include, without limitation, the Company's unique selling methods and trade techniques, management, training, marketing and selling manuals, promotional materials, training courses and other training and instructional materials, vendor, owner, manager and product information, customer lists, other customer information and other trade information. Executive specifically acknowledges that all such confidential information including, without limitation, customer lists, other customer information and other trade information, whether reduced to writing, maintained on any form of electronic media, or maintained in the mind or memory of Executive and whether compiled by the Company, and/or Executive, derives independent economic value from not being readily known to or ascertainable by proper means by others who can obtain economic value from its disclosure or use, that reasonable efforts have been made by the Company to maintain the secrecy of such information, that such information is the sole property of the Company and that any retention and use of such information by Executive during his employment with the Company (except in the course of performing his duties and obligations hereunder) or after the termination of his employment will constitute a misappropriation of the Company's trade secrets.

          (b)    Executive agrees that upon termination of Executive's employment with the Company, for any reason, Executive will return to the Company, in good condition, all property of the Company, including without limitation, the originals and all copies of all management, training, marketing and selling manuals, promotional materials, other training and instructional materials, vendor, owner, manager and product information, customer lists, other customer information and all other selling, service and trade information and equipment. In the event that such items are not so returned, the Company will have the right to charge Executive for all reasonable damages, costs, attorneys' fees and other expenses incurred in searching for, taking, removing and/or recovering such property.

          (c)    Executive acknowledges that to the extent permitted by law, all work papers, reports, documentation, drawing, photographs, negatives, tapes and masters therefor, prototypes and other materials (hereinafter, "items"), including, without limitation, any and all such items generated and maintained on any form of electronic media, generated by Executive during his employment with the Company will be considered a "work made for hire" and that ownership of any and all copyrights in any and all such items will belong to the Company. The item will recognize the Company as the copyright owner, will contain all proper copyright notices, e.g., "(year of creation" Interstate Hotels Corporation. All rights reserved," and will be in condition to be registered or otherwise placed in compliance with registration or other statutory requirements throughout the world.

          (d)    Executive hereby assigns and agrees to assign to the Company, its successors, assigns or nominees, all of his rights to any discoveries, inventions and improvements, whether patentable or note, made, conceived or suggested, either solely or jointly with others, by Executive while in the Company's employ, whether in the course of his employment with the use of the Company's time, materials or facilities or in any way within or related to the existing or contemplated scope of the Company's business. Any discovery, invention or improvement relating to any subject matter with which the Company was concerned during Executive's employment and made, conceived or suggested by Executive, either solely or jointly with others, within one year following termination of Executive's employment under this Agreement or any successor agreements will be irrebuttably presumed to have been so made, conceived or suggested in the course of such employment with the use of the Company's time, materials or facilities. Upon request by the Company with respect to any such discoveries, inventions or improvements, Executive will execute and deliver to the Company, at any time during or after his employment, all appropriate documents for use in applying for, obtaining and maintaining such domestic and foreign patents as the Company may desire, and all proper assignments therefor, when so requested, at the expense of the Company, but without further or additional consideration.

          (e)    Executive may use the Company's trade names, trademarks and/or service marks in connection with the sale of the Company's products and services, but only in such manner and for such purposes as may be authorized by the Company. Upon any termination of this Agreement, Executive immediately will cease the use of such trade names, trademarks and/or service marks and eliminate them wherever they have been used or incorporated by Executive.

          (f)    The Executive will not directly or indirectly (i) solicit or endeavor to cause any employee of the Company or any Subsidiary to leave his employment or induce or attempt to induce any such employee to breach any employment agreement with the Company or any Subsidiary or otherwise interfere with the employment of any such employee or (ii) solicit, endeavor to cause, induce or attempt to induce any agent who engages in the business of marketing the services of the Company or any Subsidiary to terminate, reduce or modify its agency relationship with the Company or any Subsidiary.

        8.    Successors and Binding Agreement. (a) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company, by agreement in form and substance reasonably satisfactory to the Executive, expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Company would be required to perform if no such succession had taken place. This Agreement will be binding upon and inure to the benefit of the Company and any successor to the Company, including without limitation any persons acquiring directly or indirectly all or substantially all of the business or assets of the Company whether by purchase, merger, consolidation, reorganization or otherwise (and such successor will thereafter be deemed the "Company" for the purposes of this Agreement), but will not otherwise be assignable, transferable or delegable by the Company.

          (b)    This Agreement will inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees and legatees.

          (c)    This Agreement is personal in nature and neither of the parties hereto will, without the consent of the other, assign, transfer or delegate this Agreement or any rights or obligations hereunder except as expressly provided in Sections 8(a) and (b). Without limiting the generality or effect of the foregoing, the Executive's right to receive payments hereunder will not be assignable, transferable or delegable, whether by pledge, creation of a security interest, or otherwise, other than by a transfer by Executive's will or by the laws of descent and distribution and, in the event of any attempted assignment or transfer contrary to this Section 8(c), the Company will have no liability to pay any amount so attempted to be assigned, transferred or delegated.

        9.    Legal Fees and Expenses. It is the intent of the Company that the Executive not be required to incur legal fees and the related expenses associated with the interpretation, enforcement or defense of Executive's rights under this Agreement by litigation or otherwise because the cost and expense thereof would substantially detract from the benefits intended to be extended to the Executive hereunder. Accordingly, if it should appear to the Executive that the Company has failed to comply with any of its obligations under this Agreement or in the event that the Company or any other person takes or threatens to take any action to declare this Agreement void or unenforceable, or institutes any litigation, arbitration or other action or proceeding designed to deny, or to recover from, the Executive the benefits provided or intended to be provided to the Executive hereunder, the Company irrevocably authorizes the Executive from time to time to retain counsel of Executive's choice, at the expense of the Company as hereafter provided, to advise and represent the Executive in connection with any such interpretation, enforcement or defense, including without limitation the initiation or defense of any litigation, arbitration or other legal action, whether by or against the Company or any Director, officer, stockholder or other person affiliated with the Company, in any jurisdiction; provided, however, the provisions of this Section 9 shall not apply to any claim or assertion by the Company that the Executive has violated the terms of Sections 6 or 7 of this Agreement. Notwithstanding any existing or prior attorney-client relationship between the Company and such counsel, the Company irrevocably consents to the Executive's entering into an attorney-client relationship with such counsel, and in that connection the Company and the Executive agree that a confidential relationship shall exist between the Executive and such counsel. Without respect to whether the Executive prevails, in whole or in part, in connection with any of the foregoing, the Company will pay and be solely financially responsible for any and all attorneys' and related fees and expenses incurred by the Executive in connection with any of the foregoing.

        10.    Additional Remedies. (a) Notwithstanding any other remedy herein provided for or available, if the Executive should be in breach of any of the provisions of Section 6 or 7, the Executive expressly acknowledges and agrees that the Company will be entitled to injunctive relief or specific performance, without the necessity of proving damages, in addition to any other remedies it may have.

          (b)    Notwithstanding any of the foregoing, in the event of any disputes regarding the interpretation or application of any provision of this Agreement, either the Executive or the Company, or both parties, may request in writing that such dispute be resolved through final and binding arbitration. The parties will jointly select the arbitrator who will hear such dispute. If the parties cannot agree on the selection of an arbitrator, the parties will request that one be appointed by the American Arbitration Association. The arbitration will be conducted in Pittsburgh, Pennsylvania (or in any other location mutually agreed upon by the parties) in accordance with the rules of the American Arbitration Association. The parties acknowledge and agree that time will be of the essence throughout such procedure. The decision of the arbitrator may be entered in any court having subject matter and personal jurisdiction over the dispute and the Executive. The Company will pay any costs and expenses in connection with any such dispute or procedure.

        11.    Representation. Each party represents and warrants that it is fully authorized and empowered to enter into this Agreement and that the performance of its obligations under this Agreement will not violate any agreement between it and any other person or entity.

        12.    Severability. In the event that any provision or portion of this Agreement is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement will be unaffected thereby and will remain in full force and effect to the fullest extent permitted by law.

        13.    Notices. For all purposes of this Agreement, all communications, including without limitation notices, consents, requests or approvals, required or permitted to be given hereunder will be in writing and will be deemed to have been duly given when hand delivered or dispatched by electronic facsimile transmission (with receipt thereof orally confirmed), or five business days after having been mailed by United States registered or certified mail, return receipt requested, postage prepaid, or three business days after having been sent by a nationally recognized overnight courier service such as Federal Express or UPS, addressed to the Company (to the attention of the Secretary of the Company) at its principal executive office and to the Executive at his principal residence (with a copy to any counsel designated by the Executive), or to such other address as any party may have furnished to the other in writing and in accordance herewith, except that notices of changes of address will be effective only upon receipt.

        14.    Disclosure. During the Term of Employment and for one year thereafter, Executive will communicate the contents of this Agreement to any person, firm, association, partnership, corporation or other entity which he or she intends to be employed by, associated with, or represent and which is engaged in a business that is competitive to the business of the Company.

        15.    Modifications and Waivers. No provision of this Agreement may be modified or discharged unless such modification or discharge is authorized by the Board and is agreed to in writing, signed by the Executive and by an officer of the Company duly authorized by the Board. No waiver by either party hereto of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party will be deemed a waiver of similar or dissimilar provisions or conditions at the time or at any prior or subsequent time.

        16.    Entire Agreement. This Agreement constitutes the entire understanding of the parties hereto with respect to its subject matter, except as such parties may otherwise agree in a writing which specifies that it is an exception to the foregoing. This Agreement supersedes all prior agreements between the parties hereto with respect to its subject matter and, notwithstanding any other provision hereof, will become effective upon the execution of this Agreement by the parties. Notwithstanding the foregoing, the Company acknowledges that this Agreement recognizes a continuation of the Executive's employment which began in or around November, 1989.

        17.    Governing Law. The validity, interpretation, construction and performance of this Agreement will be governed by and construed in accordance with the substantive laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflict of laws of such Commonwealth.

        18.    Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

        19.    Headings, Etc. The section headings contained in this Agreement are for convenience of reference only and will not be deemed to control or affect the meaning or construction of any provision of this Agreement. References to Sections are to Sections in this Agreement.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

INTERSTATE HOTELS CORPORATION
By:	/s/ THOMAS F. HEWITT
/s/ HENRY L. CIAFFONE Henry L. Ciaffone

EXHIBIT A

Executive:	Henry L. Ciaffone

Duties and Responsibilities:	Senior Executive Vice President International Operations and Development

Primary Reporting Relationship:	Chairman and Chief Executive Officer

QuickLinks

AMENDED AND RESTATED EMPLOYMENT AGREEMENT
RECITALS
EXHIBIT A